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07004409

SECURITIES AND EXCHANGE COMMISSION

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABAX BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31658 ROCHEN ROAD
(No. and Street)

WALLER	TEXAS	77484
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERRI L. HODGES 713/460-1655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
(Name – *if individual, state last, first, middle name*)

1333 WEST LOOP SOUTH, #1400	HOUSTON	TEXAS	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
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OATH OR AFFIRMATION

I, TERRI L. HODGES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABAX BROKERAGE SERVICES, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public



COURTNEY L. MCGEE
MY COMMISSION EXPIRES
MAY 27, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. SEE PAGE 11
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. SEE PAGE 11
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

XX REPORT ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABAX BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2006 AND 2005

CONTENTS

EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

February 1, 2007

Ms. Terri Hodges
ABAX BROKERAGE SERVICES, INC.
Houston, Texas

We have audited the accompanying statements of financial condition of ABAX BROKERAGE SERVICES, INC. as of December 31, 2006 and 2005, and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABAX BROKERAGE SERVICES, INC. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Easley, Endres, Parkhill
& Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

ABAX BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
Cash	$ 7,367	$ 8,294
Accounts receivable	358	350
Total assets	$ 7,725	$ 8,644

LIABILITIES AND SHAREHOLDER'S EQUITY

	2006	2005
Liabilities		
Accounts payable	$ -0-	$ -0-
Stockholder's equity		
Common stock with par value of $.01 per share, 1,000 shares outstanding	10	10
Paid in capital	11,990	11,990
Retained earnings	(4,275)	(3,356)
Total stockholder's equity	7,725	8,644
Total liabilities and stockholder's equity	$ 7,725	$ 8,644

The accompanying notes are an integral part of the financial statements.

ABAX BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES		
Commissions	$ 4,818	$ 4,605
Other revenue	73	41
Total revenues	4,891	4,646
EXPENSES		
Regulatory fees and expenses	2,000	883
Office and other operating expenses	310	1,650
Total operating expenses	2,310	2,533
NET INCOME	$ 2,581	$ 2,113

The accompanying notes are an integral part of the financial statements.

ABAX BROKERAGE SERVICES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Paid in Capital in	Retained Earnings	Total
Balance, December 31, 2004	$ 10	$ 11,990	$ (2,969)	$ 9,031
Net income			2,113	2,113
Distributions			(2,500)	(2,500)
Balance, December 31, 2005	10	11,990	(3,356)	8,644
Net income			2,581	2,581
Distributions			(3,500)	(3,500)
Balance, December 31, 2006	$ 10	$ 11,990	$ (4,275)	$ 7,725

The accompanying notes are an integral part of the financial statements.

ABAX BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,581	$ 2,113
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in cash related to changes in assets:		
Accounts receivable	(8)	5
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,573	2,118
CASH FLOWS FROM INVESTING ACTIVITIES	-0-	-0-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(3,500)	(2,500)
NET INCREASE (DECREASE) IN CASH AND CASH AND CASH EQUIVALENTS	(927)	(382)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,294	8,676
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 7,367	$ 8,294
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
INTEREST PAID	$ -0-	$ -0-
TAXES PAID	$ -0-	$ -0-

The accompanying notes are an integral part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ABAX BROKERAGE SERVICES, INC. (the "Company"), was formed under the laws of the State of Texas on August 3, 1994. The Company commenced operations as a registered broker-dealer in October 1994, and is registered with the Securities and Exchange Commission (the Commission) pursuant to Rule 15(b) of the Securities Exchange Act of 1934.

The Company currently restricts its business to retailing mutual funds on subscription basis to its customers.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Revenue Recognition

Commission income on mutual fund transactions is recognized when distributed from mutual funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected S Corporation status for federal income tax purposes and as such does not pay any income taxes. Accordingly, the Company's net income is reported on the personal tax return of the stockholder(s).

NOTE 2: LIABILITES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During 2006 and 2005, there were no liabilities subordinated to claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital exceeds 15 to 1. At December 31, 2006 and 2005, the Company had no indebtedness, and its net capital of $7,725 and $8,644, respectively, was in excess of the minimum net capital required of $5,000.

SUPPLEMENTAL INFORMATION

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 1, 2007

Ms. Terri Hodges
ABAX BROKERAGE SERVICES, INC.
Houston, Texas

We have audited the accompanying financial statements of ABAX BROKERAGE SERVICES, INC. as of and for the years ended December 31, 2006 and 2005, and have issued our report thereon dated February 1, 2007. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Easley, Endres, Parkhill & Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

ABAX BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2006 AND 2005

	2006	2005
Net capital	$ 7,725	$ 8,644
Haircuts and other adjustments	-0-	-0-
Net capital pursuant to Rule 15c3-1	$ 7,725	$ 8,644

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

The differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by ABAX Brokerage Services, Inc. and the Company's unaudited Part II A FOCUS report filing as of December 31, 2006 and 2005 are as follows:

	2006	2005
Net capital	$ 7,725	$ 8,644
Net audit adjustments for accounts receivable	(358)	(349)
Net capital per December Focus report	$ 7,367	$ 8,295

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because ABAX Brokerage Services, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(1) by conducting limited business in mutual funds. The conditions of the exemption were being complied with as of December 31, 2006 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2006.

See accompanying auditors' report.

EASLEY, ENDRES, PARKHILL
& BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 1, 2007

Ms. Terri Hodges
ABAX BROKERAGE SERVICES, INC.
Harris County, Texas

In planning and performing our audit of the financial statements and supplemental schedules of ABAX BROKERAGE SERVICES, INC. (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Early, Endres, Parkhill & Brackendorff, P.C.

END